Exhibit 3.3

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
WINDSOR RESOURCE CORP.

First:   That the Board of Directors of Windsor Resource Corp. (the "Corporation") by Unanimous Written Consent dated as of August 14th, 2008, adopted resolutions setting forth proposed amendments to the Certificate of Incorporation of the Corporation as heretofore amended, declaring said amendments to be advisable and calling for the submission of such amendments to the stockholders of the Corporation for consideration thereof.  The resolutions setting forth the proposed amendments are as follows:

Resolved, that the Certificate of Incorporation of the Corporation be amended by changing Article thereof numbered "VI" so that, as amended, said Article shall be and read as follows:

ARTICLE VI
CAPITAL STOCK

The total number of shares of stock which this corporation is authorized to issue is five hundred and ten million (510,000,000), consisting of five hundred million (500,000,000) shares of common stock, par value $0.000001 per share and ten million (10,000,000) shares of preferred stock, par value $0.000001 per share.

Each two thousand (2,000) shares of Common Stock outstanding on the effective date, shall be deemed to be one (1) share of Common Stock of the Corporation, par value $0.000001 per share. There shall be no fractional shares.  Odd lots shall be rounded up.

The Board of Directors of the Corporation is vested with the authority to determine and state the designations and preferences, limitations, relative rights and voting rights, if any, of each series by the adoption and filing in accordance with Delaware General Corporation Law, before the issuance of any shares of such series, of an amendment or amendments to this Certificate of incorporation determining the terms of such series, which amendment need not be approved by the stockholders or the holders of any class or series of shares except as provided by law.  All shares of preferred stock of the same class shall be identical.

No share shall be issued without consideration being exchanged, and it shall thereafter be non-assessable.

The following is a description of each class of stock of the Corporation with preferences, conversion and other rights, restrictions, voting powers, limitations as to distributions, qualifications, and terms and conditions of redemption of each class:

FIRST:   The Common Stock shall have voting rights such that each share of Common Stock duly authorized, issued and outstanding shall entitle its holder to one vote.

SECOND:   Notwithstanding any provision of the Certificate of Incorporation to the contrary, the affirmative vote of a majority of all votes entitled to be cast on the matter shall be sufficient, valid and effective, after due authorization, approval or advice of such actions by the Board of Directors, as required by law, to approve and authorize the following acts of the Corporation:

(i)	any amendment of this Certificate of Incorporation;

(ii)	the merger of the Corporation into another corporation or the merger of one or more other corporations into the Corporation;

(iii)	the sale, lease, exchange or other transfer of all, or substantially, all of the property and assets of the Corporation, including its goodwill and franchises;

(iv)	the participation by the Corporation in share exchange (as defined in Delaware General Corporation Law); and

(v)	the voluntary or involuntary liquidation, dissolution or winding-up of or the revocation of any such proceedings related to the Corporation.

THIRD:   The Preferred Stock is herby established as Series A Preferred Stock, designated “Series A Preferred Stock”.  The number of shares of Series A Preferred Stock shall be 5,000,000 shares, and have a par value ..000001.  The Series A Preferred Stock shares shall have superiority voting rights equal to 1,000 votes per share.  In the event that such votes do not total 51% all votes, than regardless of the provisions of this paragraph, in any such case, the votes cast by Series A Preferred Stock shall be equal to 51% of all votes cast at any meeting of shareholders, or any issue put to the shareholders for voting and the Company may state that any such action was had by majority vote of all shareholders.  Furthermore the holders of Series A Preferred shares have the right to the majority of the Directors to the Board of the Company and to further amend the Articles of Incorporation to ensure the furtherance of the Company and its operations.

Second:   That pursuant to Section 228 of the General Corporation Law of the State of Delaware, a consent setting forth resolutions approving the amendments set forth above was signed by holders of outstanding stock having not less than the minimum number of votes necessary to authorize or take action at a meeting at which all shares entitled to vote thereon were present and voted.

Third:   That said amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

Fourth:   The effective date shall be August 18, 2008.

By: /s/ Mark Rentschler

(President & Secretary)

Name:   Mark Rentschler